January 16, 2015

VIA EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tronox Limited

Form 10-K for Fiscal Year Ended December 31, 2013

Filed February 27, 2014

File No. 1-35573

Dear Mr. O’Brien:

On behalf of Tronox Limited (the “Company”), set forth below are the Company’s responses to the letter dated December 19, 2014 (the “Comment Letter”), containing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s filings referenced herein.

For ease of review, we have set forth below each of the numbered comments from the Comment Letter in bold font followed by the Company’s responses thereto.

Form 10-K for Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis, page 35

1.	We note from the tax rate reconciliation provided on page 65 that withholding taxes, valuation allowances and tax rate differences had a (59)%, (259)% and 191% impact, respectively, on the effective tax rate for 2013, compared with only a 2%, (1)% and (6)% impact, respectively, for 2012. You state on page 38 only that “The negative effective tax rate for 2013 differs from the Australian statutory rate of 30% primarily due to withholding tax accruals, valuation allowances in various jurisdictions, and income in foreign jurisdictions taxed at rates different than 30%.” Given the net effect of these items substantially contributed to the tax benefit of $29 million which in turn improved your 2013 net loss, please revise future filings in MD&A or in the tax footnote to significantly expand your explanation of the underlying factors causing such large individual impacts on the effective tax rate. Please refer to ASC 740-10-50-12. Regarding your valuation allowances, a discussion by specific jurisdiction/geography and a thorough analysis of the quantitative and qualitative information of the material positive and negative factors that you considered when arriving at your conclusion about the realizability of your deferred tax assets appears warranted under these circumstances. We note the improved specificity provided in the tax footnote in your September 30, 2014 Form 10-Q in this regard. Please refer to ASC 740-10-30-16 through 30-25 for guidance. Regarding tax rate differences, if a disproportionate amount of your profit is attributable to countries with a low tax rate, please quantify such amounts and identify those countries and their respective tax rates. Please show us what your intended disclosures will look like in your response.

Terence O’Brien

January 16, 2015

Response: As requested, we plan to revise our future filings in our tax footnote to expand our explanation of the underlying factors impacting our effective tax rate. In addition, we plan to revise our future filings to disclose our tax valuation allowances by specific jurisdiction/geography and any significant positive and negative factors we considered in our conclusion regarding the realizability of our deferred taxes. We also plan to highlight in future filings, when appropriate and if material, the quantification of income attributable to countries with a low statutory tax rate.

The comparability of the effective tax rate components from year to year is highly dependent on the jurisdictional mix of income and losses.

Our intended incremental disclosure, applied to our 2013 Form 10-K, is outlined in bold below:

Income Taxes

Our operations are conducted through various subsidiaries in a number of countries throughout the world. We have provided for income taxes based upon the tax laws and rates in the countries in which operations are conducted and income is earned. For the years ended December 31, 2013 and 2012, Tronox Limited was the public parent registered under the laws of the State of Western Australia. For the eleven months ended December 31, 2011 and one month ended January 31, 2011, Tronox Incorporated was the public parent, a Delaware corporation, registered in the United States.

Income (loss) before income taxes is comprised of the following:

	Successor			Predecessor
	Year Ended December 31, 2013	Year Ended December 31, 2012	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011
Australia	$(185)	$1,019	$70	$107
United States	(285)	10	120	497
Other	409	(21)	72	28

Income (loss) before income taxes	$(61)	$1,008	$262	$632

Terence O’Brien

January 16, 2015

The income tax benefit (provision) is summarized below:

	Successor			Predecessor
	Year Ended December 31, 2013	Year Ended December 31, 2012	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011
Australian:
Current	$(11)	$(28)	$(1)	$—
Deferred	35	124	(4)	(1)
U.S. Federal & State:
Current	(24)	(9)	—	—
Deferred	1	—	—	—
Other:
Current	1	—	(14)	—
Deferred	(31)	38	(1)	—

Income tax benefit (provision)	$(29)	$125	$(20)	$(1)

The following table reconciles the applicable statutory income tax rates to our effective income tax rates for “Income tax benefit (provision)” as reflected in the Consolidated Statements of Operations.

	Successor			Predecessor
	Year Ended December 31, 2013	Year Ended December 31, 2012	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011
Statutory tax rate	30%	30%	35%	35%
Increases (decreases) resulting from:
Tax rate differences	191	(6)	(5)	—
Disallowable expenditures	(10)	(1)	7	—
Gain on bargain purchase, net of tax	—	(31)	—	—
Resetting of tax basis to market value	—	(7)	—	—
Valuation allowances	(259)	(1)	(25)	(1)
Withholding taxes	(59)	2	—	—

Terence O’Brien

January 16, 2015

	Successor			Predecessor
	Year Ended December 31, 2013	Year Ended December 31, 2012	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011
Foreign interest disallowance	—	—	2	—
Prior year accruals	22	—	(1)	—
Change in uncertain tax positions	6	—	(6)	—
U.S. state income taxes	—	—	2	—
Permanent adjustment for fresh-start, net of tax	—	—	—	(29)
Foreign exchange	17	—	—	—
Tax credits	8	—	—	—
Branch taxation	6	—	—	—
Other, net	—	2	(1)	(5)

Effective tax rate	(48%)	(12%)	8%	0%

In summary, the $29 million in tax expense for the year-ended December 13, 2013, is generated primarily by accrued withholding taxes on interest income. We did not record tax benefits from losses in the United States because of the full valuation allowances in that jurisdiction, and certain deductions in Australia and The Netherlands also produced no tax benefits because of valuation allowances against specific tax assets in those jurisdictions.

The statutory tax rates on income earned in South Africa (28% for limited liability companies), The Netherlands (25% for corporations), and the United Kingdom (23.25% for corporations and limited liability companies and not applicable for certain limited liability partners) are lower than the Australian statutory rate of 30%. The statutory tax rate, applied against losses in the United States (35% for corporations), is higher than the Australian statutory rate of 30%.

The application of business combination accounting in connection with the Transaction resulted in the re-measurement of deferred income taxes associated with recording the assets and liabilities of the acquired entities at fair value (see Note 26). As a result, we recorded deferred income taxes of $185 million.

Terence O’Brien

January 16, 2015

Subsequent to the Transaction, certain subsidiaries re-domiciled in Australia. Because the Australian tax laws provide for a resetting of the tax basis of the business assets to market value, we recorded a tax benefit related to this market value basis adjustment. The overall tax benefit from this basis adjustment increase was partially offset by a valuation allowance. Because this basis change did not pertain to an entity acquired in the Transaction, this net tax benefit was recorded through tax expense and did not impact the gain on bargain purchase.

Upon emergence from bankruptcy in 2011, Tronox Incorporated experienced an ownership change. Another ownership change occurred during 2012, as a result of the Transaction. These ownership changes resulted in a limitation under IRC Sections 382 and 383 related to its U.S. net operating losses. We do not expect that the application of these net limitations will have any material effect on our U.S. federal or state income tax liabilities.

Net deferred tax assets (liabilities) at December 31, 2013 and 2012 were comprised of the following:

	December 31,
	2013	2012
Deferred tax assets:
Net operating loss and other carryforwards	$659	$664
Property, plant and equipment	293	197
Reserves for environmental remediation and restoration	28	31
Obligations for pension and other employee benefits	72	79
Investments	32	31
Grantor trusts	100	109
Inventory	9	2
Interest	226	76
Other accrued liabilities	20	50
Unrealized foreign exchange losses	3	10
Other	13	8

Total deferred tax assets	1,455	1,257
Valuation allowance associated with deferred tax assets	(982)	(753)

Terence O’Brien

January 16, 2015

	December 31,
	2013	2012
Net deferred tax assets	473	504

Deferred tax liabilities:
Property, plant and equipment	(288)	(386)
Intangibles	(108)	(110)
Inventory	(19)	(22)
Unrealized foreign exchange gains	(22)	(3)
Other	(8)	(5)

Total deferred tax liabilities	(445)	(526)

Net deferred tax asset (liability)	$28	$(22)

Balance sheet classifications:
Deferred tax assets — current	$47	$114
Deferred tax assets — long-term	192	91
Deferred tax liability — current	(7)	(5)
Deferred tax liability — long-term	(204)	(222)

Net deferred tax asset (liability)	$28	$(22)

The net deferred tax assets (liabilities) reflected in the above table include deferred tax assets related to grantor trusts, which were established as Tronox Incorporated emerged from bankruptcy during 2011. The balances relate to the assets contributed to such grantor trusts by Tronox Incorporated, and do not include estimates for tax benefits we may receive upon the resolution of the Anadarko Petroleum Corporation (“Anadarko”) litigation.

Terence O’Brien

January 16, 2015

On December 12, 2013, the U.S. Bankruptcy Court for the Southern District of New York determined that the defendant, Anadarko, should be liable for damages in the range of $5 billion to $15 billion for fraudulent conveyance claims. Because the final damages to be awarded continue to be uncertain, we have not included the tax benefit we will receive when the grantor trusts receive the proceeds resulting from the resolution of the litigation. Once these benefits are determined and recognized, we expect them to be fully offset by valuation allowances. See Note 27.

During 2013 and 2012, the total change to the valuation allowance was an increase of $229 million and an increase of $192 million, respectively. The table below sets forth the changes, by jurisdiction (positive numbers are increases to the allowance, or additional tax provision, while negative numbers are decreases to the allowance, or tax benefits):

	December 31,
	2013	2012
Australia	$118	$202
United States	87	25
The Netherlands	25	(30)
South Africa	(1)	4
Switzerland	—	(9)

Total Changes	$229	$192

At December 31, 2013, we have valuation allowances against specific tax assets in Australia, South Africa, and The Netherlands. We maintain full valuation allowances related to the total net deferred tax assets in the United States, as we cannot objectively assert that these deferred tax assets are more likely than not to be realized. Future provisions for income taxes will include no tax benefits with respect to losses incurred and tax expense only to the extent of current state tax payments until the valuation allowances are eliminated. This conclusion was reached by the application of ASC 740, Income Taxes, which requires that all available positive and negative evidence be weighted to determine whether a valuation allowance should be recorded. The more significant evidential matter in the United States and The Netherlands relates to the lack of sufficient taxable income of the appropriate character within the net operating loss carryforward period available under the tax law. The more significant evidential matter for Australia and South Africa relates to mining assets that cannot be depleted for tax purposes.

The deferred tax assets generated by tax loss carryforwards have been partially offset by valuation allowances. The expiration of these carryforwards at December 31, 2013 is shown below. These expiration amounts are comprised of Australian, U.S. federal and state, and other jurisdictional losses. The Australian carryforwards do not expire.

Terence O’Brien

January 16, 2015

	Australia	U.S. Federal	U.S. State	Other	Tax Loss Carryforwards Total
2014	$—	$—	$—	$—	$—
2015	—	—	—	—	—
2016	—	—	11	—	11
2017	—	—	—	—	—
2018	—	—	6	—	6
Thereafter	306	1,241	1,431	263	3,241

Total tax loss carryforwards	$306	$1,241	$1,448	$263	$3,258

At December 31, 2013, Tronox Limited had foreign subsidiaries with undistributed earnings. Although we would not be subject to income tax on these earnings, amounts totaling approximately $83 million could be subject to withholding tax if distributed. Tronox Incorporated had certain foreign subsidiaries with undistributed earnings totaling approximately $148 million. We have made no provision for deferred taxes for either Tronox Limited or Tronox Incorporated related to these undistributed earnings because they are considered to be indefinitely reinvested outside of the parents’ taxing jurisdictions.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits for 2013 and 2012 was as follows:

	Year Ended December 31,
	2013	2012
Balance at January 1	$4	$2
Additions for tax positions related to prior years	—	2
Reductions for tax positions related to prior years	(3)	—

Balance at December 31	$1	$4

Terence O’Brien

January 16, 2015

Included in the balance at December 31, 2013 and 2012, were tax positions of $1 million and $1 million, respectively, for which the ultimate deductibility is highly certain, but for which there is uncertainty about the timing of such deductibility. The net benefit associated with less than $1 and $3 million of the December 31, 2013 and 2012 reserve, respectively, for unrecognized tax benefits, if recognized, would affect the effective income tax rate.

As a result of potential settlements, it is reasonably possible that our gross unrecognized tax benefits from timing differences may decrease within the next twelve months by $1 million.

During 2013, 2012 and 2011, we recognized less than $1 million, less than $1 million and $(10) million, respectively, in gross interest and penalties in “Income tax benefit (provision)” on the Consolidated Statements of Operations. At December 31, 2013 and 2012, we had no remaining accruals for the gross payment of interest and penalties related to unrecognized tax benefits, and the noncurrent liability section of the Consolidated Balance Sheet reflected $1 million and $4 million, respectively, as the reserve for uncertain tax positions.

Our Australian returns are closed through 2008. However, under Australian tax laws, transfer pricing issues have no limitation period. Our U.S. returns are closed for years through 2009, with the exception of an amendment filed for the 2007 tax year. Our Netherlands returns are closed through 2005. Our Switzerland returns are closed through 2009. In accordance with the Transaction Agreement, we are not liable for income taxes of the acquired companies with respect to periods prior to the Transaction Date.

We believe that we have made adequate provision for income taxes that may be payable with respect to years open for examination; however, the ultimate outcome is not presently known and, accordingly, additional provisions may be necessary and/or reclassifications of noncurrent tax liabilities to current may occur in the future.

Definitive Proxy Statement on Schedule 14A filed April 7, 2014

Annual Incentive Plan, page 27

2.	We note your statement that the specific targets for overall EBITDA and non-financial metrics, if disclosed, could cause meaningful competitive harm. Please tell us supplementally why you believe that disclosure of these targets, which applied to a fiscal year that had already concluded at the time these disclosures were made, would be likely to cause significant competitive harm, using the same standard that would apply if you were to request confidential treatment of confidential trade secrets or commercial or financial information under Securities Act Rule 406 or Exchange Act Rule 24b-2. Alternatively, please confirm that you will include these targets in future filings. We may have additional comments upon review of your response.

Response: The Company acknowledges the Staff’s comment and confirms that it will disclose the specific targets for overall EBITDA and non-financial metrics in future filings.

Certain Relationships and Related Transactions, page 48

3.	In future filings, please provide the disclosure required by Item 404(b) of Regulation S-K with respect to your policies and procedures for the review, approval, or ratification of your related party transactions.

Response: The Company acknowledges the Staff’s comment and confirms that in future filings, it will provide the disclosure required by Item 404(b) of Regulation S-K with respect to the Company’s policies and procedures for the review, approval or ratification of its related party transactions.

Terence O’Brien

January 16, 2015

* * * * *

In responding to the Staff’s comments, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments in a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Richard Muglia at (203) 705-3770 or via email at richard.muglia@tronox.com if you have any comments or questions about this letter.

Very truly yours,

/s/ Katherine C. Harper
Katherine C. Harper
Senior Vice President and Chief Financial Officer

cc:	Richard L. Muglia, Senior Vice President,

General Counsel and Secretary